SECURIT 05039413 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GBM International** Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10077 Grogan's Mill Road Suite 300
(No. and Street)

The Woodlands	Texas	77380
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn 281-367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster of Texas
(Name – *if individual, state last, first, middle name*)

5847 San Felipe Suite 2400	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBM International, as of December, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Texas
County of Harris

This instrument was acknowledged before me on 25 day of Feb, 2005 by Richard Nunn

Annabella Green
Notary Public's Signature
My commission expires 6-27-2007

ANNABELLA GREEN
Notary Public, State of Texas
My Commission Expires
June 27, 2007

Notary Public

Richard Nunn
Signature

Richard Nunn FINOP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Financial Statements and Supplementary Information

December 31, 2004

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Table of Contents

PANNELL KERR FORSTER OF TEXAS, P.C.
CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

Independent Auditors' Report

To the Board of Directors of
GBM International, Inc. (a wholly-owned
subsidiary of Portfolio Investments, Inc.,
which is wholly-owned by GBM Grupo
Bursatil Mexicano S.A. de C.V., Casa de Bolsa)

We have audited the accompanying statement of financial condition of GBM International, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GBM International, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pannell Kerr Forster of Texas, P.C.

January 30, 2005

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$ 2,953
Deposits held by clearing brokers, restricted	200,000
Receivable from nonaffiliated brokers and dealers	487,667
Receivable from affiliates	102,316
Securities owned - marketable, at market value	3,060
Other assets	363,407
Total assets	$ 1,159,403

Liabilities and Stockholder's Equity

Accounts payable and accrued liabilities	$ 81,900
Payable to affiliates	211,065
Total liabilities	292,965
Stockholder's equity	
Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding	7,495,035
Accumulated deficit	(6,628,597)
Total stockholder's equity	866,438
Total liabilities and stockholder's equity	$ 1,159,403

See accompanying notes to financial statements.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Statement of Operations

Year Ended December 31, 2004

Revenues	
Net dealer inventory and investment gain	$ 907,387
Commission income	665,166
Interest and dividend income	5,099
Other income	112,486
Total revenues	1,690,138
Expenses	
Clearing, execution and commission fees	462,588
Research and terminal usage fees	312,309
General and administrative	190,184
Professional fees	284,228
Employee compensation and benefits	129,543
Interest expense	43,255
Total expenses	1,422,107
Income before income tax expense	268,031
Income tax expense	(21,167)
Net income	$ 246,864

See accompanying notes to financial statements.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Statement of Changes of Stockholder's Equity

Year Ended December 31, 2004

	Shares	Common Stock	Accumulated Deficit	Total
Balance at December 31, 2003	725	$ 7,495,035	$(6,875,461)	$ 619,574
Net income	-	-	246,864	246,864
Balance at December 31, 2004	725	$ 7,495,035	$(6,628,597)	$ 866,438

See accompanying notes to financial statements.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 246,864
Adjustments to reconcile net income to net cash used by operating activities	
Unrealized gain on securities owned - marketable	(225)
Changes in operating assets and liabilities	
Receivable from nonaffiliated brokers and dealers	(73,008)
Receivable from affiliates	(38,195)
Other assets	(332,215)
Accounts payable and accrued liabilities	(138,313)
Payable to affiliates	184,065
Net cash used by operating activities	(151,027)
Net decrease in cash and cash equivalents	(151,027)
Cash and cash equivalents	
Beginning of year	153,980
End of year	$ 2,953
Supplemental disclosures	
Interest paid	$ 43,255

See accompanying notes to financial statements.

GBM International, Inc.
(A Wholly Owned Subsidiary of Portfolio Investments, Inc.)

Notes to Financial Statements

December 31, 2004

Note 1 - Description of Business

GBM International, Inc. ("International") was incorporated for the purpose of serving as an introducing broker-dealer and to conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of GBM Grupo Bursatil Mexicano S.A. de C.V., Casa de Bolsa ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as principal and agent, futures trades as agent, and securities trading for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents

For purposes of the statement of cash flows, International considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Deposits held by clearing brokers

Under the terms of the Clearing Agreements between International with US Clearing Corp. ("UCC") and Pershing, LLC ("Pershing"), International is required to maintain a certain level of cash on deposit with UCC and Pershing which amounted to $200,000 at December 31, 2004. Should UCC or Pershing suffer a loss due to a failure of a customer of International's to complete a transaction, International is required to indemnify UCC or Pershing to the extent of such loss. As of December 31, 2004, there were no amounts owed to UCC or Pershing by these customers.

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under the caption net dealer inventory and investment gain.

Note 2 - Summary of Significant Accounting Policies (Continued)

Securities transactions (continued)

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method. Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

Income taxes

International's revenue and expenses are included in the consolidated Federal tax return filed by PI. International's tax calculations are made as if International prepared a separate tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

Foreign currency transactions

In the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the current period and are included in the caption net dealer inventory and investment gain. There were no net realized and unrealized foreign currency losses recorded in 2004. For purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Fair value of financial instruments

Management has determined that the fair value of International's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Note 2 - Summary of Significant Accounting Policies (Continued)

Options contracts

International enters into various transactions involving written and purchased options to buy or sell securities. International has a variety of reasons to use options, such as an attempt to protect International against possible changes in the market value of its portfolio or for speculative purposes. As a writer of options, International receives a premium in exchange for giving the counterparty the right, but not the obligation, to buy or sell securities at a future date at a contracted price. Risk will vary based on changes in the market value of the underlying instruments and is not limited to the premium received. As a purchaser of options, International pays a premium in exchange for obtaining the right, but not the obligation, to buy or sell securities at a future date at a contracted price. Risk is limited to the premium paid by International. All option contracts are marked to market, with gains and losses recorded in income. There were no options outstanding at December 31, 2004.

Futures contracts

International enters into various futures transactions either as a seller or buyer for both hedging and speculative purposes. In hedging transactions, International is at risk to the extent that the market value of the exposure being hedged (i.e., foreign currencies and interest rates) does not change in the opposite direction of the futures being used as the hedge. In speculative futures transactions, International is at risk to the extent that the market value of the exposure changes adversely to the position sold or purchased. All futures contracts are marked to market with unrealized gains and losses recorded in income. There were no futures contracts outstanding at December 31, 2004.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since management's judgment includes making estimates concerning the likelihood of future events, the actual results could significantly differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

GBM International, Inc.
(A Wholly Owned Subsidiary of Portfolio Investments, Inc.)

Notes to Financial Statements

December 31, 2004

Note 3 - Transactions with Affiliates and Related Parties

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the government of Mexico. However, there were no such transactions entered into during 2004. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico. Commission and dealer inventory income earned from GBM Mexico for 2004 was $1,100,545. Commission receivable from GBM Mexico is $14,864 at December 31, 2004 and is recorded as due from affiliates.

Furthermore, the Company from time to time may transact with affiliates in the normal course of doing business which are recorded within due to/from affiliates. As of December 31, 2004, there is $87,452 receivable from affiliates and $211,065 due to affiliates, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated federal income tax return.

Note 4 - Securities Owned

Marketable securities owned consisted of the following at December 31, 2004:

	Owned	
	Cost	Market
U.S. securities		
Corporate stocks	$ 3,300	$ 3,060
Foreign securities		
Corporate stocks	2,199	-
	$ 5,499	$ 3,060

Note 5 - Incomes Taxes

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. Deferred tax assets consist of the following at December 31, 2004:

	2003	Current Year Activity	Change in Valuation Allowance	2004
Unrealized gain (loss) on securities	$ 1,200	$ (41)	$ -	$ 1,159
Capital loss carryforwards	36,000	(36,000)	-	-
	37,200	(36,041)	-	1,159
Valuation allowance	(37,200)	-	36,041	(1,159)
Deferred tax assets	$ -	$(36,041)	$36,041	$ -

GBM International, Inc.
(A Wholly Owned Subsidiary of Portfolio Investments, Inc.)

Notes to Financial Statements

December 31, 2004

Note 5 - Incomes Taxes (Continued)

A valuation allowance has been established for deferred tax assets since it is more likely than not that the future benefit will not be realized.

Income tax expense consisted of the following for the year ended December 31, 2004:

Current	$21,167
Deferred	-
Total	$21,167

Income tax expense differed from amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations, as a result of the following:

Tax at U.S. statutory rate	$ 91,131
Expenses not deductible for tax	322
Adjustment to valuation allowance	(36,041)
Adjustment to prior year provision	(34,245)
Total	$ 21,167

Note 6 - Commitments and Contingencies

In the normal course of business, International enters into securities short-sale transactions for its own account. Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction. At December 31, 2004, International had not sold securities that it did not own and, therefore, was not obligated to purchase such securities at a future date.

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. During 2004, International did not pay the clearing broker any amounts related to these guarantees.

Note 6 - Commitments and Contingencies (Continued)

International's policy is to monitor its market exposure, customer risk and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

Note 7 - Concentration of Market Risk

Approximately 95 percent of International's trading activities involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding are impacted by economic and business conditions in Mexico and South America.

Note 8 - Net Capital Requirements

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2004, International had net capital, as defined, of $399,266, which was $299,266 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was .73-to-1 at December 31, 2004.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

Note 9 - Subordinated Liabilities

International had no subordinated liabilities at any time during the year ended December 31, 2004. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2004.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

GBM International, Inc.
(A Wholly Owned Subsidiary of Portfolio Investments, Inc.)

Supplemental Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net capital	
Total stockholder's equity	$ 866,438
Reductions and charges	
Nonallowable assets	
Miscellaneous receivable	3,300
Receivable from affiliates	102,316
Petty cash	500
Other assets	360,107
Total nonallowable assets and charges, net	466,223
Net capital before haircuts on security positions	400,215
Haircuts on security positions	949
Net capital	$ 399,266
Aggregate indebtedness	$ 292,965
Percent of aggregate indebtedness to net capital	73.38%
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 299,266
Reconciliation with the Company's computation (included in Part II of Form X-17-A-5) as of December 31, 2004	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 325,422
Audit adjustment for Federal income taxes	73,844
Net capital, per above	$ 399,266

GBM International, Inc.
(A Wholly Owned Subsidiary of Portfolio Investments, Inc.)

Supplemental Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

International is exempt from the possession, control and reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3 as International is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with clearing brokers and dealers and promptly transmits all customer funds and securities to the clearing brokers and dealers which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

Independent Auditors' Report on Internal Control

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors of
GBM International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GBM International Inc. ("International") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission, (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by International, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and in Regulation 1.16 in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the periodic computation of minimum financial requirements pursuant Regulation 1.17; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because International does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by International in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
5. Making the daily computations of foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of International is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which International has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule l7a-5(g) and Regulations 1.16 list additional objectives of the practices and procedures listed in the second paragraph above.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control including procedures for safeguarding customer and firm assets, including securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CFTC Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that International's practices and procedures were adequate at December 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers or Regulation 1.16 of the CFTC Act, and is not intended to be and should not be used by anyone other than these specified parties.

Pannell Kerr Forster of Texas, P.C.

January 30, 2005